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                                November 9, 2021

       William Horne
       Chief Executive Officer
       Ault Disruptive Technologies Corp
       11411 Southern Highlands Parkway, Suite 240
       Las Vegas, Nevada 89141

                                                        Re: Ault Disruptive
Technologies Corp
                                                            Registration
Statement on Form S-1
                                                            Filed November 5,
2021
                                                            File No. 377-05117

       Dear Mr. Horne:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-1 filed November 5, 2021

       Our warrants are expected to be accounted for as equity . . . , page 69

   1. We note from your risk factor disclosure on pages 33 and 69 that currently your warrants are expected to be
accounted for as equity in your balance sheet, but you cannot guarantee that your warrants
would not be classified as liabilities. We further note your disclosure that if auditors of a
potential target disagree or the SEC issues a statement in the future, it could result in
different accounting treatment and you may need to restate your financial statements. These
statements appear to qualify the accounting treatment of the warrants.
                                                        Please tell us how this
disclosure is appropriate in light of the audit report that states the financial statements
are the responsibility of management and in which your auditor opines that the
financial statements present fairly, in all material respects, your financial position and the
results of your operations and cash flows in conformity with accounting
 William Horne
Ault Disruptive Technologies Corp
November 9, 2021
Page 2
       principles generally accepted in the United States of America. Finally, please tell us why the accounting for the warrants determines the terms and conditions of the warrants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameWilliam Horne
                                                            Division of
Corporation Finance
Comapany NameAult Disruptive Technologies Corp
                                                            Office of Real
Estate & Construction
November 9, 2021 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName